Exhibit 99.1

Lichen International Limited

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on November 9, 2026 at 10 p.m. Beijing Time (November 9, 2026 at 9 a.m. Eastern Time)
(or any adjournment(s) or postponement(s) thereof)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 23, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting (the “EGM” or “Meeting”) of shareholders of Lichen International Limited, a Cayman Islands exempted company (the “Company”), will be held on November 9, 2026 at 10 p.m. Beijing Time (November 9, 2026 at 9 a.m. Eastern Time), at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Proposal One. As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued series A ordinary shares of a par value of US$0.008 each (the “Class A Ordinary Shares”) and series B ordinary shares, par value US$0.008 each (the “Class B Ordinary Shares”), at a ratio of one hundred (100)-for-one (1), such that every one hundred (100) Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A ordinary share of a par value of US$0.80 each, and every one hundred (100) Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B ordinary share of a par value of US$0.80 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 19, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each

TO: US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each.

The Company’s board of directors (the “Board”) urges shareholders to vote “FOR” Proposal One.

Proposal Two. By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One and with effect from November 19, 2026, to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation (the “Adoption of the Amended and Restated M&AA”). The Board urges shareholders to vote “FOR” Proposal Two.

Proposal Three. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Three.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Ya Li
Ya Li
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON NOVEMBER 9, 2026 AT 10 P.M. BEIJING TIME (NOVEMBER 9, 2026 AT 9 A.M. EASTERN TIME).

Lichen International Limited

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

Proxy Statement

The board of directors (the “Board”) of Lichen International Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the EGM which will be held on November 9, 2026 at 10 p.m. Beijing Time (November 9, 2026 at 9 a.m. Eastern Time).

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will vote upon Proposals One to Proposal Three as described in this proxy statement, including 1) the Share Consolidation, 2) the Adoption of the Amended and Restated M&AA and 3) the Adjournment.

Who is entitled to attend and vote at the Meeting?

Only holders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on October 21, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting.

Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to ten (10) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are three ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.vstocktransfer.com/proxy, clicking on Proxy Voter Login, logging-on using the control number and following the instructions to vote your shares; or

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Vote Processing, c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717.

●	By Email — You can vote by email by marking, signing, dating and emailing the enclosed proxy card to vote@vstocktransfer.com.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 12:59 p.m. (Beijing Time) on November 9, 2026 (11:59 p.m. (Eastern Time) on November 8, 2026). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

At the EGM:

●	“FOR” the Share Consolidation;

●	“FOR” the Adoption of the Amended and Restated M&AA; and

●	“FOR” the Adjournment.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the EGM is duly constituted if, at the commencement of the EGM, there are present in person or by proxy one or more Shareholders representing at least one-third of the voting rights of all of the issued shares of the Company.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

At the EGM:

●	Proposal One requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Two requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Three requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

For the purpose of determining whether the shareholders have approved at the EGM Proposal One and Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three for the EGM, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to ten (10) votes for each Class B Ordinary Share held for each of the proposals.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail or email bearing a later date, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, VStock Transfer, LLC at +1 (212) 828-8436.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Lichen International Limited

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Lichen International Limited

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

The proposals for the EGM are as follows:

PROPOSAL ONE

SHARE CONSOLIDATION

Background

We are proposing to approve a share consolidation of the Company’s issued and unissued series A ordinary shares of a par value of US$0.008 each (the “Class A Ordinary Shares”) and series B ordinary shares, par value US$0.008 each (the “Class B Ordinary Shares”), at a ratio of one hundred (100)-for-one (1), such that every one hundred (100) Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A ordinary share of a par value of US$0.80 each, and every one hundred (100) Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B ordinary share of a par value of US$0.80 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 19, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each

TO: US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each.

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “LICN.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Requirement”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Requirement. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A).

Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s Class A Ordinary Share fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company effected a two hundred (200)-for-one(1) reverse stock split on March 3, 2025. Accordingly, the Company may not be provided any compliance period to regain compliance with the Bid Price Requirement and will be subject to delisting immediately if the failure to meet the Bid Price Requirement continues for a period of 30 consecutive trading days. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s issued and unissued series A ordinary shares of a par value of US$0.008 each (the “Class A Ordinary Shares”) and series B ordinary shares, par value US$0.008 each (the “Class B Ordinary Shares”), at a ratio of one hundred (100)-for-one (1), such that every one hundred (100) Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A ordinary share of a par value of US$0.80 each, and every one hundred (100) Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B ordinary share of a par value of US$0.80 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 19, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each

TO: US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of such Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

The Share Consolidation, if approved by the shareholders at the EGM, will become effective only on November 19, 2026.

Authorized Shares

At the time of the Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at a ratio of 100:1, from US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each, to US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each .

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 100:1. Every 100 Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A Ordinary Share of a par value of US$0.8 each, and every 100 Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B Ordinary Share of a par value of US$0.8 each.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL.

PROPOSAL TWO

ADOPTION OF THE AMENDED AND RESTATED M&AA

Background

We are proposing a resolution to approve, subject to and conditional upon approval by the shareholders of Proposal One and with effect from November 19, 2026, the current amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the amended and restated memorandum and articles of association in the form attached as Exhibit 99.3 to this proxy statement, to reflect the Share Consolidation (the “Adoption of the Amended and Restated M&AA”).

Vote Required

The affirmative vote of a majority of not less than two-thirds (2/3) of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL.

PROPOSAL THREE

ADJOURNMENT

Background

We are proposing to approve the adjournment of the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the EGM other than 1) Share Consolidation, 2) the Adoption of the Amended and Restated M&AA and 3) Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: October 23, 2026	By	Order of the Board of Directors
/s/ Ya Li
Ya Li Chief Executive Officer